NEWS RELEASE

Augusta Receives Major Permit for Rosemont Copper

Denver, CO, April 10, 2012 – Augusta Resource Corporation (TSX/NYSE Amex: AZC) (“Augusta” or “the Company”) is pleased to announce that the Arizona Department of Environmental Quality (“ADEQ”) has issued the Aquifer Protection Permit (“APP”) for its Rosemont Copper project (“Rosemont”). The APP establishes the operating standards and controls to ensure the protection of ground water and is effective for the life of the mine.

Rosemont has now received six major permits required to commence construction. Other major permits include the Air Quality Permit and the Clean Water Act Section 404 Permit, which the Company expects to receive later in the second quarter or in the third quarter of 2012 as well as the Record of Decision (“ROD”) on the Plan of Operations from the U.S. Forest Service (“USFS”).

Rod Pace, Augusta’s Chief Operating Officer, commented, “Obtaining the Aquifer Protection Permit for Rosemont is a major permitting milestone that clearly shows that our project stands up to thorough and intense scrutiny. This achievement puts us one major step closer to completing the permitting process and starting construction on this 21st Century mining project that will create 2,900 new jobs in Arizona and have annual economic impact of over $1 billion to the U.S. economy.”

The USFS also provided a Rosemont Copper Project update stating that over 25,000 comments were submitted on the draft Environmental Impact Statement (“EIS”) and all substantive comments have been identified, coded and organized. The USFS is now drafting a document responding to the comments. The responses will also be reflected in the final EIS and appended to the document. Final impact mitigations are currently being determined according to Federal and State guidelines and will be included in the EIS. The Company has no change to its previous guidance with respect to the issuance of the final EIS and ROD from the USFS.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE Amex under the symbol AZC.

Contact Information

Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.